UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

KATE SPADE & COMPANY

(Name of Subject Company)

KATE SPADE & COMPANY

(Name of Person Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

485865109
(CUSIP Number of Class of Securities)

Craig A. Leavitt

Chief Executive Officer

Kate Spade & Company
2 Park Avenue
New York, New York 10016
(212) 354-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Thomas Linko	Robert B. Schumer
Senior Vice President, Chief Financial Officer	Justin G. Hamill
Kate Spade & Company	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2 Park Avenue	1285 Avenue of the Americas
New York, New York 10016	New York, New York 10019
212-354-4900	(212) 373-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Kate Spade & Company (the “Company”) with the Securities and Exchange Commission (the ‘‘SEC’’) on May 26, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Chelsea Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Coach, Inc., a Maryland corporation (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9) any and all of the outstanding shares (the “Shares”) of common stock, par value $1.00 per share, of the Company at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the ‘‘Offer Price’’) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (as it may be amended or supplemented from time to time, the ‘‘Offer to Purchase’’), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the ‘‘Letter of Transmittal’’ which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the ‘‘Offer’’). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 26, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the ‘‘Schedule TO’’).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.   Additional Information.

(a)           Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section “Legal Proceedings” in its entirety with the following:

“Legal Proceedings

On May 31, 2017, a putative class action complaint was filed by a purported stockholder of the Company challenging the Transactions in the United States District Court for the Southern District of New York. The case is captioned Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y). The complaint names as defendants the Company and members of the Board of Directors. The complaint alleges, among other things, that the Company and/or the members of the Board of Directors violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and certain rules promulgated thereunder by omitting or misrepresenting certain allegedly material information in the Schedule 14D-9, which the plaintiff-stockholder argues is necessary for stockholders to make an informed decision as to whether to tender their Shares. As relief, the plaintiff-stockholder seeks in the complaint, among other things, an injunction against the Transactions, rescissory damages should the Transactions not be enjoined, and an award of the costs of the action, including attorneys’ and experts’ fees. A copy of the complaint is filed as Exhibit (a)(9) to this Amendment and is incorporated herein by reference.

Similar stockholder actions relating to the Transactions may be filed during and after this offering.”

(b)           Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentences to the end of the fourth paragraph under the heading “U.S. Antitrust Laws”:

“As of 11:59 p.m., New York City time, on June 1, 2017, the required fifteen (15) calendar day waiting period under the HSR Act applicable to the Offer and the Merger expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period applicable to the consummation of the Offer and the Merger with respect to the HSR Act has been satisfied.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

(a)(9)	Class Action Complaint as filed May 31, 2017 (Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y)) (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

KATE SPADE & COMPANY
By:	/s/ George M. Carrara
Name:	George M. Carrara
Title:	President and Chief Operating Officer

Dated: June 2, 2017